For the semi-annual period ended June 30, 2012
File number 811-05594
Prudential Short-Term Corporate Bond Fund, Inc.



SUB-ITEM 77I
New or Amended Share Classes


      On September 15, 2010, the Board of Directors authorized the issuance of a sixth class of shares, designated Class Q, for the Fund. Class Q shares are not subject to either an initial or contingent deferred sales charge nor are they subject to any Rule 12b-1 fees. Class Q shares were first offered to a limited group of eligible investors on February 29, 2012.